

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 29, 2017

<u>Via E-mail</u>
Mr. Scott A. Estes
Chief Financial Officer
Welltower Inc.
4500 Dorr Street
Toledo, Ohio 43615

  Re: Welltower Inc.
    Form 10-K for the fiscal year ended December 31, 2016
    Filed February 22, 2017
    File No. 001-08923

Dear Mr. Estes:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Jennifer Monick

       Jennifer Monick
       Assistant Chief Accountant
       Office of Real Estate and
       Commodities